April 28, 2016

Mr. James O’Connor

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	Tri-Continental Corporation (the “Fund”)
File No. 333-104669/811-00266
Post-Effective Amendment to a Registration Statement on Form N-2

Dear Mr. O’Connor:

This letter responds to comments received by telephone on April 27, 2016 for the above-referenced Post-Effective Amendment (“Filing”). Comments and responses are outlined below:

Comment 1:	In the “Investment Objective and Other Policies and Related Risks” section of the Fund’s prospectus, please disclose the types of securities in which the Fund is invested as of a recent date.

Response:	The following disclosure has been added to the “Investment Objective and Other Policies and Related Risks” section of the Fund’s prospectus:

“As of March 31, 2016, the Fund had invested 70% of its net assets in equity securities, 13.35% of its net assets in fixed income instruments and 16.09% of its net assets in convertible securities.”

Comment 2:	Please review and, if necessary, tailor the disclosure in the “Investment Objective and Other Policies and Related Risks” section of the Fund’s prospectus relating to the use of derivatives in response to the letter from Mr. Barry Miller, Associate Director of the SEC’s Office of Legal and Disclosure, to Ms. Karrie McMillian, General Counsel, Investment Company Institute, dated July 30, 2010 (“Barry Miller Letter”).

Response:	The Fund has reviewed this disclosure and has determined that no change is currently warranted.

Comment 3:	In connection with the Fund’s ability to issue senior securities, please disclose that the Fund will satisfy the requirements of Section 18(a)(1)(B) and 18(a)(2)(B) of the Investment Company Act of 1940, as amended.

Response:	The following disclosure has been added to the “Additional Investment Policies” section of the Fund’s Statement of Additional Information (SAI):

“If the Fund issues senior securities, the Fund may not, to the extent required by the 1940 Act, declare dividends (except dividends payable in stock of the Fund) or other distributions on stock or purchase its stock (including through tender offers) if, immediately after doing so, it will have an asset coverage ratio of less than 300% or 200%, as applicable.”

Comment 4:	Please disclose, with respect to the lending of portfolio securities, that in addition to the limitation that the Fund will not lend securities if the total of all such loans would exceed 33 1/3% of the Fund’s total assets, any such loans of securities will be secured by at least 100% permissible collateral.

Response:	The “Lending of Portfolio Securities” section of the Fund’s prospectus currently states that loans of Fund securities will only be made “in exchange for collateral at least equal in value to the loaned securities, marked to market daily.”

Additionally, as disclosed in the “Lending of Portfolio Securities” section, the Fund does not currently participate in a securities lending program.

Comment 5:	In the “About Fund Investments” section of the Fund’s SAI, please clarify in which types of investments listed in the table beneath the heading “Types of Investments” the Fund is currently invested.

Response:	The Fund notes that the “About Fund Investments” section of the SAI currently states:

“To the extent that a type of security identified in the table below for a Fund is not described in the Fund’s prospectus (or as a sub-category of such security type in this SAI), the Fund generally invests in such security type, if at all, as part of its non-principal investment strategies…The Fund may invest in these types of securities, subject to its investment objective and fundamental and non-fundamental investment policies. A Fund is not required to invest in any or all of the types of securities listed below”(emphasis added).

In connection with the above-referenced Filing, the Fund hereby acknowledges the following:

The disclosures in the filing are the responsibility of the Fund and the Fund is fully responsible for the adequacy or accuracy of the disclosures in this filing. The Fund represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Fund represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (212) 716-2986 or Joseph D’Alessandro at (212) 850-1703.

Sincerely,

/s/ Matthew B. Fleischer Matthew B. Fleischer
Associate Counsel
Ameriprise Financial, Inc.